July 28, 2005

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

      RE:   Sagamore Holdings, Inc.
            Amendment No. 3 to Form SB-2
            Filed July 1, 2005
            File No. 333-122822

Dear Mr. Farrell:

      At the request of the Securities and Exchange Commission' we are providing this letter containing our responses to certain comments made in the Commission's letter dated July 13, 2005 regarding Sagamore Holdings, Inc.'s Amendment No. 2 to Form SB-2 filed July 1, 2005.

Management's Discussion and Analysis, page 22

Overview, page 22
-----------------

COMMENT 1. We note your response  to our prior comment sixteen but are unable to locate the revisions you described. Please revise or advise.

RESPONSE:  The Company respectfully asks the Commission to review paragraph _ in the Overview section of Management's Discussion and Analysis.

Larry Spirgel
July 28, 2005
Page 2

Liquidity and Capital Resources, page 27
----------------------------------------

COMMENT 2. We note your  response to our prior  comment nineteen.  Refer  to the third paragraph of page 28 where you discuss $2,000,000 in pre-acquisition inventory obsolescence. Clarify your statement that the "value of inventory was reduced by approximately $2,000,000 from its pre-acquisition carrying amount due to obsolescence" and describe in more detail how you accounted for the reduction. Tell us in your response letter and disclose how and when this obsolescence was discovered, the nature of the obsolescence, and how you determined the appropriate accounting treatment. In addition, tell us how you determined that inventory was not overstated by $2,000,000 on the balance sheets of Nexus Custom Electronics, Ire. at October 3, 2004 and June 30, 2004.

           RESPONSE: When Sagamore Holdings, Inc. ("Sagamore") and Nexus Custom Electronics, Inc. ("Nexus") negotiated the bank credit facility for Nexus prior to the acquisition of Nexus by Sagamore, Nexus had been a division of the seller that had never prepared financial statements that had been seprately audited and, accordingly, the terms of the covenants were based in part on the value of the Nexus inventory determined from unaudited information provided by the seller. As a result of the preparation of the financial statements of Nexus and the related audits for the period from July 1, 2004 through October 3, 2004 and the years ended June 30, 2004 and 2003, which was done in connection with and at the time of Sagamore's acquisition and the filing of its registration statement, Sagamore determined that Nexus had purchased customized component parts, included in raw material inventory, that were based on customer orders that were subsequently reduced or cancelled. These materials could not be returned to suppliers, nor used in connection with orders from other customers. ARB 43, Chapter 4, Statement 5, states that: "Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market."

           Management analyzed the aged balances of the Nexus raw material inventory primarily on an item-by-item basis at the end of each period, determined that items that had not been used to produce a finished product within a reasonable period of time would have no alternative use or scrap value and wrote those items off in each appropriate period in accordance with ARB 43, Chapter 4, Statement 5. Management also recorded charges at the end of each appropriate period for estimates of items in inventory that had not reached the aging threshold but were likely to reach the aging threshold in the subsequent period.

           Accordingly, the audited preacquisition financial statements for each period presented in the registration statement reflect charges that are appropriate for each period and for periods prior to fiscal 2003 for obsolete inventory totaling approximately $2,000,000. This reduction was the primary cause of the default by Nexus with respect to its loan covenants at October 3, 2004 and again at April 3, 2005.

           In connection with its purchase price allocation for the acquisition of Nexus that was effective as of October 3, 2004, Sagamore recorded the raw material inventory based on its estimated fair value determined by using replacement cost in accordance with SFAS 141. The estimated fair value of the inventory recorded by Sagamore as of October 3, 2004 was substantially equivalent to the carrying value of such inventory, as adjusted for obsolescence, used by Nexus in its financial statements as of that date and, accordingly, Sagamore did not write the raw material inventory up or down as a result of the acquisition. Sagamore wrote up the finished goods and work in process inventories it acquired in accordance with paragragh 37 of SFAS 141.

           As a result of the adjustments for obsolence made in each appropriate period, as described above, the carrying value of the raw material inventory was properly stated at June 30, 2004 and October 3, 2004.

Larry Spirgel
July 28, 2005
Page 3

           We have made revisions in "Liquidity and Capital Resources," "Risk Factors" and other sections of the text of the registration statement to clarify the accounting for and the effects of inventory obsolescence.

Our Business, page 30
---------------------

Competition, page 33
--------------------

COMMENT 3. Please  tell  us your basis  for the statement  that the EMS industry
           "is over a $100 billion per year."

RESPONSE:  The statement has been deleted.

Where You Can Find More Information, page 45
--------------------------------------------

COMMENT 4. Please  revise  to   include   the   current  address  of our  public
           reference room in Washington, D.C. at 100 F. Street, N.E.

RESPONSE:  We have revised the disclosure as requested.

Larry Spirgel
July 28, 2005
Page 4

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

COMMENT 5. We   note  that  your  auditors  have  included  in  their  report  a reference to Note 14 regarding the restatement of the financial statements. It appears that this reference should be revised to Note 13 and the report should include a dual-date for this event. Please ask your auditors to revise accordingly. In addition, please revise your financial statements to label there as "restated."

RESPONSE:  We have  revised the audited  consolidated  financial  statements  of
           Sagamore to label them restated. Our auditors have revised the note references in, and have dual-dated, their report.

Note 2 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Goodwill, page F-8
------------------

COMMENT 6. We  note  your  response   to  our  prior  comment  29.  Expand  your
           disclosure to describe your two-step approach to testing your goodwill balance for impairment under SFAS 142.

RESPONSE:  We have expanded our disclosure to specifically describe the two step approach to testing the goodwill balance for impairment and have deleted certain information previously presented to avoid duplication.

                                       Sincerely,

                                       Ronald S. Haligman, Esq.